Filed by Coca-Cola HBC AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

Transcript of Bloomberg Europe Interview with Dimitris Lois

(7:15 am BST)	Monday, 29 April 2013

Anna Martin:

Welcome back. That was London Stock Exchange CEO, Xavier Rolet, speaking of course about Coca-Cola Hellenic’s listing in London. It’s the world’s second largest Coca-Cola bottler and it starts trading on the London exchange today. The move to London means that the Athens Stock Exchange is losing its largest listing. Joining us now is the Chief Executive Officer, Dimitris Lois. Sir, thank you very much for coming to talk to us today here on Count Down. Are you aware of the symbolism that is being attached to this decision that you’ve made for the business, to move from Athens to London, and do you think it should be viewed symbolically as you rejecting your Greek background, I guess, in a sense?

Dimitris Lois:

Absolutely not. Our choice to join the London Stock Exchange was a choice reflecting our international business profile and also our international investors profile. We are very happy to be in the most liquid, the largest stock exchange in Europe, and the one that has been, and is, the most international globally. At the same time we have a parallel listing at the Athens Stock Exchange, and this will facilitate all the investors that would like to keep the securities and trade the securities in Athens. So absolutely not.

Anna Martin:

So this is not an attempt to escape some kind of Greek discount or to try and get access to better rates of borrowing for the business?

Dimitris Lois:

Well, this will definitely provide us with a better access to both equity and debt markets, and this was an initiative that would allow us to proceed and have more competitive funding. On the other hand, definitely being in a parallel listing in Athens allows all these retail investments that have been with us for the last 22 almost years, while at the stock exchange in Athens, they will continue trading their equities in Athens.

Anna Martin:

I know that other European companies though, other Greek companies rather, have made the decision to leave Greece and international businesses cutting back on their Greek business. It is going to make it more difficult for the Greek government to make progress on its austerity measures and recovering the economy if businesses are leaving, and I appreciate you’ve still got large operations in Greece but you’re moving your headquarters, you’re moving your listing, it doesn’t paint a great picture for the Greek business environment, does it?

Dimitris Lois:

Well as a matter of fact we are not leaving Greece, and let’s put things into perspective. Our business unit is manufacturing, it’s distributing and it’s selling, 98% of what the Greek consumers want, we produce it in Greece. We have our corporate service centre in Greece and that facilitates and supports our 28 countries, and on top, as I’ve shared with you, we have our Greek listing, which will allow all the Greek shareholders, and the ones that would like to keep their trading in Greece, to still do their equities and the venue of their choice will be Greece. So we’re not leaving Greece. We made the choice, and we made the choice, we had the opportunity to list in the largest stock exchange in Europe, and we made it happen. At the same time, the reaching funds that are far more competitive is something that we look forward. So this move to London and relocating to Switzerland will allow us to achieve both: will allow us to be in a very liquid exchange; at the same time we will have access to equity capital markets, while we will be able to access the debt markets at the far more competitive rate. So I believe that makes absolute business sense.

Anna Martin:

OK, you obviously have one supporter in the shape of, I don’t know if you heard the interview that came before you, Dimitris, but we were talking to the CEO of Aberdeen Asset Management, who said as he was leaving the set, ‘That’s a great business, bottling Coca-Cola, that’s a great business!’ And he specifically said I could use that quote on the record, so tell me about the business and how it is performing at the moment.

Dimitris Lois:

Well, we are in 28 countries, we have a very well-balanced and diversified portfolio. Part of this is in the established markets. The established markets have been quite some challenges. They are still having challenges. We have pockets in our business, like Russia, like Nigeria, where growth is evident, so with this diversified and very balanced portfolio we look forward to leverage all the growth opportunities we have across our 28 countries.

Anna Martin:

Some suggest, Dimitris, that Coca-Cola, the company from which you licence, of course, the recipe or the ingredients, is trying to have more control over its bottling businesses. Is that true, and is that an entirely positive thing, or are there negatives there as well?

Dimitris Lois:

Well, there is a very clear role, and let me try to share with you what the role of the company is and what the role of the bottler is, in a very simplified manner. The company is creating demand, and they’re doing that to develop and to expand on their brands; on the other hand, the bottler has to deliver demand. That means the manufacturing, the distribution, and in our case excellence in execution as well as the unparalleled distribution. So there are very specific roles, and when the system works together, and in this case we work together, it’s unbeatable.

Anna Martin:

Dimitris, thank you very much for joining us today. Good luck with the listing. Dimitris Lois, the CEO of Coca-Cola Hellenic Bottling.

(Interview concluded)

Important Notices

General

The offer described herein has been addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed. The Greek tender offer was made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria (the “Greek offer”). A separate U.S. exchange offer (the “U.S. offer”) has been made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”), wherever located, as set out below. Investors located in the United States who participated in the Greek offer or exercise their sell-out rights under Greek law will not be afforded the rights and protections that are provided under the U.S. federal securities laws as they relate to tender offers. The making of the exchange offer to or the exercise of any sell-out rights by persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or (as set out below) the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer has not been made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, any of the Information Memorandum, the Prospectus, a declaration of acceptance or any other document or material relevant thereto (each, a “Greek Offer Document” and together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of the Prospectus in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria or of any of the other Greek Offer Documents in any jurisdiction outside the Hellenic Republic (or any documents relating to the U.S. offer other than in the United States or to holders of Coca-Cola Hellenic ADSs) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. offer has been made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located.

Coca-Cola HBC AG (“Coca-Cola HBC”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Coca-Cola HBC or Coca-Cola Hellenic have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding plans for Coca-Cola Hellenic and for Coca-Cola HBC following completion of the exchange offer; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.